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CUSIP NO. M01770102     AMENDMENT NO. 4 TO SCHEDULE 13D       PAGE 1 OF 1 PAGES
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                                SEC 1746 (12-91)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                                (AMENDMENT NO. 2)


                              A.C.S. - TECH 80 LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M01770102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Dorit Ringelstein, A.C.S. Electronics Ltd.
         P.O. Box 5668, Migdal Ha'Emek, Israel 10500 (972) (6) 654-6440
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 7, 2004
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

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CUSIP NO. M01770102     AMENDMENT NO. 4 TO SCHEDULE 13D       PAGE 2 OF 2 PAGES
--------------------- ------------------------------------- --------------------


--------------------------------------------------------------------------------

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jacob Engel
--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [X]

          (b)  [_]
--------------------------------------------------------------------------------

     3    SEC USE ONLY
--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS*

          N/a
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Israel
--------------------------------------------------------------------------------

                        7    SOLE VOTING POWER
                             602,546 (see Item 5)
                        --------------------------------------------------------

  NUMBER OF             8    SHARED VOTING POWER
   SHARES                    0 (see Item 5)
BENEFICIALLY            --------------------------------------------------------
  OWNED BY
    EACH                9    SOLE DISPOSITIVE POWER
 REPORTING                   602,546 (see Item 5)
   PERSON               --------------------------------------------------------
    WITH
                        10   SHARED DISPOSITIVE POWER
                             0
--------------------------------------------------------------------------------

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 602,546 (see Item 5)
--------------------------------------------------------------------------------

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.63% (see Item 5)
--------------------------------------------------------------------------------

     14   TYPE OF REPORTING PERSON*

          HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. M01770102     AMENDMENT NO. 4 TO SCHEDULE 13D       PAGE 3 OF 3 PAGES
--------------------- ------------------------------------- --------------------


ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D relates to Ordinary Shares of A.C.S. Tech 80 Ltd. The address of the Issuer's principal executive offices is Ha'Mada Ave., Migdal Ha'Emek 10500, Israel.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Jacob Engel

(b)  85 Ha'Yehudim St., Herzelia, Israel

(c) Chairman of the board of directors of the Issuer. CEO of the companies of the Engel Group, a group of Israeli real-estate development companies located at 85 Ha'Yehudim St., Herzelia, Israel.

(d)  No

(e)  No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable, as the securities to which this Amendment No. 4 to Schedule 13D pertains were sold by the reporting person.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting person shall, in the future, consider the purchase or sale of additional securities of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The reporting person is also a director of the Issuer and the brother in law of the Issuer's President, CEO and Chairman of the Board.

(b) The reporting person has sole power to vote or direct the vote and to dispose or direct the disposition of 602,546 Ordinary Shares of the Issuer.

(c) The following is a schedule of the transactions of the Reporting Person in the Issuer's Ordinary Shares effected during the past 60 days:


  Date of           Number of Shares
Transaction       Acquired   Disposed of   Price          Nature of Transaction
-----------       --------   -----------   -----          ---------------------
June 4, 2004         0         7,412       $ 9.50         Sale
June 7, 2004         0           902       $ 9.50         Sale


(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by the reporting persons.

(e)  Not applicable.

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CUSIP NO. M01770102     AMENDMENT NO. 4 TO SCHEDULE 13D       PAGE 4 OF 4 PAGES
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.




                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:        June 9, 2004




  S/Jacob Engel
-----------------
Name: Jacob Engel